Oppenheimer Rochester Short Term Municipal Fund
N-SAR Exhibit – Item 77D

On June 7, 2013, Oppenheimer Rochester Short Term Municipal Fund (the “Registrant”) filed a Supplement to its Statement of Additional Information (SEC Accession No. 0000728889-13-000860) adding a section titled “Investments in Municipal Preferred Shares Issued by a Closed-End Fund.”  The Supplement is hereby incorporated by reference in response to Item 77D of the Registrant’s Form N-SAR.